

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2015

<u>Via E-mail</u>
Stephanie L. Pugliese
President and Chief Executive Officer
Duluth Holdings Inc.
P.O. Box 409, 170 Countryside Drive
Belleville, Wisconsin 53508-0409

> **Re: Duluth Holdings Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 24, 2015**
> **CIK No. 0001649744**

Dear Ms. Pugliese:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Use of Proceeds, page 36</u>

1. We note that proceeds may be used to repay borrowings under the revolving line of credit used to fund the final distribution. Please revise once known to quantify the amount that may be repaid from proceeds.

2. We reissue prior comment 6. We note that you continue to retain broad discretion regarding the use of proceeds. Please discuss in greater detail the specific contingencies and the alternatives to such use of proceeds based upon those contingencies. See Instruction 7 to Item 504 of Regulation S-K.

<u>Description of Capital Stock, page 90</u>

3.   Refer to prior comment 11. You state in your response that you intend to effect the stock split at or prior to the "date of the preliminary prospectus." Please clarify what you mean, e.g., effective date of the Form S-1, closing date of the offering, etc.

<u>Consolidated Balance Sheets, page F-3</u>

4.   Refer to prior comment 12. Please explain to us the basis for your apparent conclusion that IRS guidance is to be followed rather than the applicable S-X guidance in the pro forma financial statement presentation of the effect of conversion to a "C" corporation. It appears to us that Regulation S-X should be the applicable guidance to be followed.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc: Dennis F. Connolly, Esq.
          Godfrey & Kahn, S.C.